Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter

February 19, 2010

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Dear Shareholder and/or Friend of Zion...

On Wednesday of this week, Israel's Channel 10 TV sent a reporting team to interview 'Zion Oil & Gas' and film at the Ma'anit site. I understand that a TV program on 'Oil and Gas in Israel' is scheduled for broadcast tonight (Friday) on Channel 10 in Israel.

As I mentioned last week, Zion has been featured or mentioned in various articles in the business press recently, as 'Oil & Gas in Israel' continues to be a 'hot topic' that is attracting very great interest in Israel.

Please note that there will not be a weekly update next week as both Bill Ottaviani (Zion’s President and Chief Operating Officer) and I will be in New York, presenting Zion Oil & Gas at the NASDAQ-Oppenheimer Israeli Equities Conference.

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Here is this week's operations update:

The Ma'anit-Rehoboth #2 Well

As reported previously, following the rig mobilization, we are in the process of getting ready to re-enter this well to conduct production testing on several geologic intervals. As you can see in the picture above (taken on Wednesday, February 17th), the rig mast has been raised.

As I write, final preparations are being made to re-enter the well, but I expect that by the time that you read this report, we will have re-entered the well and started operations.

Logistical arrangements for all of our planned work activities are just about completed, as we start to receive project equipment and finalize our service schedules.

In keeping with past practice, we will employ local companies when appropriate, which helps grow the petroleum industry within Israel and, as needed, we will also bring in the multinational firms that offer specialized services and equipment attuned to our particular needs. We expect to use the services of Baker-Hughes and Weatherford and, for the first time in our operations, we plan to use Schlumberger Oilfield Services.

Schlumberger is a well-known and respected name within the international petroleum industry, especially noted for their capabilities in well testing operations and that is exactly the purpose we plan to use them for, at our Ma’anit-Rehoboth #2 well.

In 1912, Conrad Schlumberger conceived the revolutionary idea of 'logging' - using electrical measurements to map subsurface rock bodies. The use of the word 'logging' derives from the written record by the captain of a ship in his daily log.

In 1919, Marcel Schlumberger began working with his brother Conrad, in Paris and, in 1929, for the first time, they logged a well in California, USA. Fast forward 80 years and Schlumberger should soon be operating in Israel.

Well operations are expected to continue for approximately two months. Of course, many factors may cause operations either to be extended or to be accelerated. You can be assured that under all eventualities, we will take appropriate action, as and when required.

The Wellhead at the Elijah #3 Well

Operations at the Elijah #3 Well

The Elijah #3 well was drilled to a depth of approximately 10,938 feet (3,334 meters) when the drill string became stuck within the Asher Volcanics section of the hole. After recovering a significant portion of the stuck drill pipe, progress in recovering the remainder of the pipe slowed and the decision was made to temporarily suspend drilling operations pending further analysis of the situation and to relocate the rig to the Ma’anit-Rehoboth #2 well.

We are currently assessing various options that should enable us to proceed with the ‘next steps’ for this well.

The Issachar-Zebulun Permit Area

As reported previously, Zion and the Geophysical Institute of Israel (GII) have signed an Agreement for GII, on behalf of Zion, to acquire approximately 30 kilometers of seismic data in Zion’s Issachar-Zebulun Permit area.

Pre-site assessment is scheduled to begin this month with the actual field work anticipated to occur during April and May 2010.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and sufficiency of cash reserves are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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